Exhibit 99.02

LOUISVILLE GAS AND ELECTRIC COMPANY

AND

KENTUCKY UTILITIES COMPANY

DIRECTOR AND OFFICER INFORMATION

The outstanding stock of Louisville Gas and Electric Company (“LG&E”) is divided into three classes: Common Stock, Preferred Stock (without par value), and Preferred Stock, par value $25 per share. At the close of business on February 28, 2006, the following shares of such classes were outstanding:

Common Stock, without par value	21,294,223 shares
Preferred Stock, par value $25 per share, 5% Series	860,287 shares
Preferred Stock, without par value, $5.875 Series	212,500 shares
Preferred Stock, without par value (stated value $100 per share) Auction Rate Series A	500,000 shares

The outstanding stock of Kentucky Utilities Company (“KU”) is divided into three classes: Common Stock, without par value, Preferred Stock, without par value, and Preference Stock, without par value. As of the close of business on February 28, 2006, the following shares of such classes were outstanding:

Common Stock, without par value	37,817,878 shares

All of the outstanding LG&E Common Stock and KU Common Stock are owned by E.ON U.S. LLC (formerly LG&E Energy LLC). Based on information contained in a Schedule 13G originally filed with the Securities and Exchange Commission in October 1998, AMVESCAP PLC, a parent holding company, reported certain holdings in excess of five percent of LG&E’s Preferred Stock. AMVESCAP PLC, with offices at 1315 Peachtree Street, N.W., Atlanta, Georgia 30309, and certain of its subsidiaries reported sole voting and dispositive power as to no shares and shared voting and dispositive power as to 43,000 shares of LG&E Preferred Stock, without par value, $5.875 Series, representing 17.2% of that class of Preferred Stock. The reporting companies indicated that they hold the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends or the proceeds of sales of the shares. No other persons or groups are known by management to be beneficial owners of more than five percent of LG&E’s Preferred Stock.

As of February 28, 2006, all directors, nominees for director and executive officers of LG&E and KU as a group beneficially owned no shares of LG&E Preferred Stock or KU Preferred Stock and less than 1% of the shares of E.ON AG, the ultimate parent of LG&E and KU.

On December 11, 2000, Powergen plc, a public limited company with registered offices in England and Wales (“Powergen”) completed its acquisition of LG&E Energy Corp., then the parent corporation of LG&E and KU. In connection with such transaction, certain officers and directors of Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU that occurred by resignation of prior directors. In January 2003, Powergen was reregistered as Powergen Limited.

On July 1, 2002, E.ON AG, a German corporation (“E.ON”), completed the acquisition of Powergen. In connection with such transaction, certain officers or directors of E.ON and Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.

On December 30, 2003, LG&E Energy LLC (“LG&E Energy”) became the successor, by assignment and subsequent merger, to the assets and liabilities of LG&E Energy Corp.

On December 1, 2005, LG&E Energy was renamed E.ON U.S. LLC (“E.ON U.S.”)

INFORMATION ABOUT DIRECTORS

The number of members of each of the Boards of Directors of LG&E and KU is currently fixed at five, pursuant to the Companies’ bylaws and resolutions adopted by the Boards of Directors. Generally, directors are elected at each year’s Annual Meeting to serve for one-year terms and to continue in office until their successors are elected and qualified.

The following contains certain information, as of February 28, 2006, concerning the directors of LG&E and KU:

Directors with Terms Expiring at the 2006 Annual Meeting of Shareholders

Victor A. Staffieri (Age 50):    Mr. Staffieri is Chairman, President and Chief Executive Officer of E.ON U.S., LG&E and KU, serving from April 2001 to the present. He served as President and Chief Operating Officer of LG&E Energy, LG&E and KU from February 1999 to April 2001; Chief Financial Officer of LG&E Energy and LG&E from May 1997 to February 2000; Chief Financial Officer of KU from May 1998 to February 2000; President, Distribution Services Division of LG&E Energy from December 1995 to May 1997; President of LG&E from January 1994 to May 1997; and Senior Vice President, General Counsel and Public Policy of LG&E Energy and LG&E from November 1992 to December 1993. Mr. Staffieri has been a director of E.ON U.S. (including predecessors), LG&E and KU since April 2001 and was a director of Powergen from April 2001 until January 2004.

John R. McCall  (Age 62):    Mr. McCall is Executive Vice President, General Counsel and Corporate Secretary of E.ON U.S., LG&E and KU. Mr. McCall has held these positions at LG&E Energy and LG&E since July 1994 and at KU since May 1998. Mr. McCall has been a director of E.ON U.S. (including predecessors), LG&E and KU since January 2004.

S. Bradford Rives (Age 47):              Mr. Rives is Chief Financial Officer of E.ON U.S., LG&E and KU, serving from September 2003 until the present. He served as Senior Vice President – Finance and Controller of LG&E Energy, LG&E and KU from December 2000 until September 2003; Senior Vice President – Finance and Business Development of LG&E Energy and LG&E from February 1999 to December 2000; and Vice President – Finance and Controller of LG&E Energy and LG&E from March 1996 to February 1999. Mr. Rives has been a director of E.ON U.S. (including predecessors), LG&E and KU since January 2004.

Paul W. Thompson (Age 49):           Mr. Thompson is Senior Vice President – Energy Services of E.ON U.S., LG&E and KU, serving from June 2000 until the present. He served as Senior Vice President – Energy Services of LG&E Energy from August 1999 until June 2000; Vice President, Retail Electric Business of LG&E from December 1998 to August 1999; and Group Vice President – Energy Marketing of LG&E Energy from June 1998 to August 1999. Mr. Thompson has been a director of E.ON U.S. (including predecessors), LG&E and KU since January 2005.

Chris Hermann (Age 58):                  Mr. Hermann is Senior Vice President – Energy Delivery of E.ON U.S., LG&E and KU, serving from February 2003 until the present. He served as Senior Vice President – Distribution Operations of LG&E Energy, LG&E and KU from December 2000 until February 2003; Vice President, Supply Chain and Operating Services of LG&E Energy and LG&E from December 1999 to December 2000; and Vice President, Power Generation and Engineering Services of LG&E from May 1998 to December 1999. Mr. Hermann has been a director of E.ON U.S. (including predecessors), LG&E and KU since January 2005.

INFORMATION CONCERNING THE BOARDS OF DIRECTORS

The Boards of Directors of LG&E and KU contain the same members. Each member is also a director of E.ON U.S., as described above.

During 2005, there were a total of 7 and 8 meetings of the LG&E and KU Boards, respectively, including actions taken by unanimous written consent. All directors attended 75% or more of the total number of meetings or consents of the Boards of Directors and committees of the Boards on which they served.

Compensation of Directors

Directors who are also officers of E.ON U.S. or their subsidiaries receive no compensation in their capacities as directors of LG&E and KU.

Committees

There are currently no formal committees of the Boards of Directors of the Companies. Due to the small Board size of five members, each Board as a whole performs the functions that might otherwise be performed by audit or nominating committees.

In July 2002, upon completion of the E.ON-Powergen acquisition, the structures of the LG&E and KU Boards were changed to recognize practical and administrative efficiencies. The LG&E and KU Boards and LG&E Energy Board, respectively, adopted resolutions providing that (i) the functions of the former Audit Committee would be performed by the LG&E and KU Boards as a whole and (ii) certain functions of the former Remuneration Committee under certain E.ON U.S. executive compensation plans would be performed by the Senior Vice President – Corporate Executive Human Resources of E.ON AG, currently Ms. Mirjam Arnold. Through May 2005, this duty was performed by Dr. Stefan Vogg.

Audit and Auditor Matters

Due to their small size, the LG&E and KU Boards as a whole perform the functions generally associated with an audit committee. The Boards have determined that each of Victor A. Staffieri and S. Bradford Rives is an audit committee financial expert as defined by Item 401(h) of Regulation S-K. All members of the Boards are officers or employees of LG&E or KU and therefore are not independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934.

During 2005, the Boards maintained direct and indirect contact with the independent registered public accounting firm and with LG&E’s and KU’s internal Audit Services to review the following matters pertaining to LG&E and KU:  fees and services relating to the independent registered public accounting firm; the adequacy of accounting and financial reporting procedures; the adequacy and effectiveness of internal accounting controls; the scope and results of the annual audit and any other matters relative to the audit of the Companies’ accounts and financial affairs that the Boards, Audit Services or the independent registered public accounting firm deemed necessary. A report of the Boards acting as audit committee is included in the “Report on 2005 Audit Committee Matters” section of this document. A copy of the charter applicable to the Boards acting as audit committee is included as Appendix A of this document.

The Boards are responsible for approving all audit and permissible non-audit services to be provided by the independent registered public accounting firm in accordance with LG&E’s and KU’s Pre-Approval Policy. Under the policy, the Boards annually review and pre-approve the services that may be provided by the independent registered public accounting firm. These include audit services, audit-related services, tax services and some permissible non-audit services, up to designated fee or budget levels. New services or services exceeding these levels will require separate pre-approval by the Boards. Under the policy, the Boards may delegate pre-approval authority to one or more of its members, subject to reporting of any decisions by such member to the Boards, or may rely upon certain annual or other pre-approvals by the E.ON Audit Committee under its policy, subject to certain reporting to the Boards.

Nominations

Due to the small size of the Boards and the fact that E.ON U.S. owns all of LG&E’s and KU’s common stock and approximately 96% of LG&E’s voting stock, the Boards have determined that it is appropriate not to have a standing nominating committee, nominating committee charter or policy regarding consideration of candidates for director, including shareholder nominees. The full Boards, with input from E.ON officers, select director nominees but have not established specific qualifications for nominees or a formal process for identifying and evaluating such nominees. All members of the Boards are officers or employees of LG&E or KU and therefore are not independent within the meaning of Item 7(d)(2)(ii)(D) of Schedule 14A of the Securities Exchange Act of 1934.

Nominations for the election of directors may be made by the Boards, a committee thereof or by shareholders entitled to vote in the election of directors generally. Shareholder nominations must provide timely written notice in writing to the Companies’ Secretary in accordance with the procedures set forth in the section “Shareholder Proposals and Nominations” of this document. The Boards’ chairman may void the nomination of any candidate for election which was not made in compliance with applicable procedures.

COMPENSATION REPORT

Following the July 1, 2002 completion of E.ON’s acquisition of Powergen, the Remuneration Committee of the Boards of Directors of LG&E and KU was terminated.  As stated above, the former LG&E Energy, LG&E and KU Boards adopted resolutions providing that certain functions of the former Remuneration Committee under certain executive compensation plans would be performed by the Senior Vice President - Corporate Executive Human Resources of E.ON, currently Ms. Mirjam Arnold and, prior to May 2005, Dr. Stefan Vogg.  This report describes the compensation policies applicable to the Companies’ executive officers for the last completed fiscal year.

With respect to 2005, Dr. Vogg and Ms. Arnold, in consultation with certain officers and the Management Board of E.ON AG and with the Chief Executive Officer of E.ON U.S., LG&E and KU, who is also a member of the Companies’ Boards of Directors (collectively, the “Compensation Group”), arrived at decisions regarding the compensation of LG&E’s and KU’s executive officers, including the setting of base pay levels for 2005, and the administration and determination of awards under the E.ON Group Stock Option Program (the “E.ON SAR Plan”) and the LG&E Energy Corp. Performance Unit Plan (the “Long-Term Plan”) and of payments under the Short-Term Incentive Plan (the “Short-Term Plan”) as applicable to LG&E and KU.

The Companies’ executive compensation program and the target awards and opportunities for executives are designed to be competitive with the compensation and pay programs of comparable companies, including utilities, utility holding companies and companies in general industry, where appropriate. The executive compensation program has been developed and implemented over time through consultation with, and upon the recommendations of, recognized executive compensation consultants. The Compensation Group and the Boards of Directors have continuing access to such consultants as desired, and are provided with independent compensation data for their review.

Set forth below is a report addressing LG&E’s and KU’s compensation policies during 2005 for their officers, including the executive officers named in the following tables. In many cases, the executive officers also serve in similar capacities for affiliates of LG&E and KU, including E.ON U.S. For each of the executive officers of LG&E and KU, the policies and amounts discussed below are for all services to LG&E, KU and their affiliates, during the relevant period.

Compensation Philosophy

During 2005, LG&E’s and KU’s executive compensation program had three major components: (1) base salary; (2) short-term incentives; and (3) long-term incentives. The Companies developed their executive compensation program to focus on both short-term and long-term business objectives that are designed to enhance overall shareholder value. The short-term and long-term incentives were premised on the belief that the interests of executives should be closely aligned with those of shareholders. Based on this philosophy, these two portions of each executive’s total compensation package were linked to the accomplishment of specific results that were designed to benefit shareholders in both the short-term and long-term.

The executive compensation program also recognized that compensation practices must be competitive not only with utilities and utility holding companies, but also with companies in general industry to ensure that a stable and successful management team can be recruited and retained.

Pursuant to this competitive market positioning philosophy, in establishing compensation levels for all executive positions for 2005, the Compensation Group reviewed and updated, by applying inflation or market index increases, competitive compensation information previously gathered for United States general industry companies with revenue of approximately $3 billion (the “Survey Group”) and established targeted total direct compensation (base salary plus short-term incentives and long-term incentives) for each executive for 2005 to generally approach the 50th percentile of the competitive range from the Survey Group.  Salaries, short-term incentives and long-term incentives for 2005 are described below. (The composition of the Survey Group not necessarily the same as that of the Dow Jones Utility Average or other comparative indices used in a company performance graph in any proxy statement.)

The 2005 compensation information set forth in other sections of this document, particularly with respect to the tabular information presented, reflects the considerations set forth in this report. The Base Salary, Short-Term Incentives, and Long-Term Incentives sections that follow address the compensation philosophy for 2005 for all executive officers except the Chief Executive Officer. The compensation of the Chief Executive Officer is discussed below under the heading “Chief Executive Officer Compensation.”

Base Salary

The base salaries for LG&E and KU executive officers for 2005 were intended to be competitive with the Survey Group at approximately the 50th percentile of the base salary range for executives in similar positions with companies in the Survey Group. Actual base salaries were determined based on a combination of market position, individual performance and experience.

Short-Term Incentives

The Short-Term Plan provided for Company Performance Awards and Individual Performance Awards, each of which is expressed as a percentage of base salary and each of which is determined independent of the other. The Compensation Group established the performance goals for the Company Performance Awards and Individual Performance Awards at the beginning of the 2005 performance year. Payment of Company Performance Awards for executive officers was based on varying performance measures tied to each officer’s responsible areas. These measures and goals included, among others, E.ON, E.ON U.S., LG&E and KU earnings before interest and taxes (“EBIT”) targets.  The Compensation Group retains discretion to adjust the measures and goals as deemed appropriate. Payment of Individual Performance Awards was based 100% on management effectiveness. As stated, the measures and goals varied within the executive officer group based upon the nature of each individual’s functional responsibilities.

For 2005, the aggregate short term incentive targets for named executive officers were based 60% on Company Performance Award targets and 40% on Individual Performance Award targets. The Company Performance Award targets for named executive officers were established at 30% of base salary, and the Individual Performance Award targets were established at 20% of base salary. Both awards were intended to be competitive with the 50th percentile of such awards granted to comparable executives employed by companies in the Survey Group. The individual officers were eligible to receive from 0% to 200% of their targeted Company Performance Award amounts, dependent upon Company performance as measured by the relevant performance goals, and were eligible to receive from 0% to 200% of their targeted Individual Performance Award amounts dependent upon individual performance as measured by management effectiveness.

Using the relevant E.ON, E.ON U.S., LG&E/KU and other subsidiaries’ performance against goals in 2005, the Compensation Group determined relative annual performance against targets for Company Performance Awards. Based upon this determination, Company Performance Awards for 2005 paid to the named executive officers were 116% of target and 35% of base salary. Based on determinations of management effectiveness, payouts for Individual Performance Awards to the named executive officers ranged from 150% to 165% of target and 30% to 33% of base salary.

Long-Term Incentives

The Compensation Group made competitive long-term grants under the Long-Term Plan and the E.ON SAR Plan for each executive based on the historic long-term compensation grants. The aggregate expected value of the awards is intended to approach the expected value of long-term incentives payable to executives in similar positions for companies in the 50th percentile of the Survey Group, depending upon achievement of targeted Company and Individual performance.

In 2005, the Compensation Group granted performance units under the Long-Term Plan to executive officers and senior management and stock appreciation rights (“SAR’s”) under the E.ON SAR Plan to executive officers. The amounts of the executive’s long-term award to be delivered in SAR’s and performance units were 25% and 75% respectively.  Under the Long-Term Plan, the future value of grants of performance units is dependent upon company performance against a value-added target.  The ultimate value of the performance unit can range from 0% to 150% of the grant. Under the E.ON SAR Plan, the amount paid to executives when they exercise their SAR’s, after satisfaction of two-year vesting and performance criteria, is the difference between E.ON’s stock price at the time of exercise and the stock price at the time of issuance, multiplied by the number of SAR’s exercised multiplied by the foreign exchange rate at the time of the grant.  The price at issuance is the average of the XETRA closing quotations for E.ON stock during the December prior to issuance.  The future value of the 2005 grants of SAR’s was substantially dependent upon the changing value of E.ON shares in the marketplace.

Chief Executive Officer Compensation

Mr. Victor A. Staffieri was appointed Chief Executive Officer of LG&E and KU effective May 1, 2001. Mr. Staffieri’s compensation was governed by the terms of an Employment and Severance Agreement entered into on February 25, 2000, as amended (including upon his appointment as Chief Executive Officer) (the “2000 Agreement”). The 2000 Agreement was for an initial term of two years commencing on December 11, 2000, with automatic annual extensions thereafter unless E.ON, the Companies or Mr. Staffieri give notice of non-renewal. During 2004, Mr. Staffieri entered into an amendment to his employment and severance agreement.

The 2000 Agreement, as amended, established the minimum levels of Mr. Staffieri’s base compensation, although the Chairman of E.ON retains discretion to increase such compensation. For 2005, the Compensation Group established Mr. Staffieri’s compensation and short-term and long-term awards using adjusted comparisons (as described above under the heading “Compensation Philosophy”) to relevant officers of companies in the Survey Group, including utilities, and survey data from various compensation consulting firms. Mr. Staffieri also received Company contributions to the savings plan, similar to those of other officers and employees. Details of Mr. Staffieri’s 2005 compensation are set forth below.

Base Salary.      Mr. Staffieri was paid a total base salary of $700,164 during 2005, pursuant to the 2000 Agreement, as amended. The Compensation Group, in determining Mr. Staffieri’s 2005 annual salary, considered the general rate of growth in compensation levels as described above.

Short-Term Incentives.      Mr. Staffieri’s short-term incentive target award as Chief Executive Officer was 70% of his 2005 base salary. As with other executive officers receiving short-term incentive awards, Mr. Staffieri was eligible to receive more or less than the targeted amount, based on Company performance and individual performance. His 2005 aggregate short-term incentive target was based 60% on achievement of Company Performance Award targets and 40% on achievement of Individual Performance Award targets.

For 2005, the Company Performance Award payout for Mr. Staffieri was 116% of target and 49% of his 2005 base salary and the Individual Performance Award payout was 170% of target and 48% of his 2005 base salary.  Mr. Staffieri’s Company Performance Award was based on E.ON’s and E.ON U.S.’s EBIT and was calculated based upon annual Company performance as described above under the heading “Short-Term Incentives.”  In determining the Individual Performance Award, the Compensation Group considered Mr. Staffieri’s effectiveness in several areas, including the financial and operational performance of E.ON U.S., LG&E, KU and other subsidiaries and satisfaction of individual goals such as implementing regulatory strategy and overall management of E.ON U.S.

Long-Term Incentive Grant.      In 2005, Mr. Staffieri received 918,964 performance units for the 2005-2007 performance period under the Long-Term Plan and 16,372 SAR’s under the E.ON SAR Plan. These amounts were determined pursuant to the terms of his 2000 Agreement, as amended, with an aggregate expected value representing approximately 175% of his base salary. The terms of the performance units and SAR’s for Mr. Staffieri are the same as for other executive officers, as described under the heading “Long-Term Incentives.”

Long-Term Incentive Payout.       Mr. Staffieri exercised SAR’s during 2005 as indicated in the “Option/SAR Exercises and Year-End Value Table.”

Other.     In 2005, Mr. Staffieri also received a retention payment in connection with a 2002 amendment to his employment and severance agreement in the amount of $891,670, including interest, as indicated in the Summary Compensation Table.

Members of the Companies’ Boards of Directors

Victor A. Staffieri

John R. McCall

S. Bradford Rives

Paul W. Thompson

Chris Hermann

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table shows the cash compensation paid or to be paid by LG&E, KU or E.ON U.S., as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and the next four highest compensated executive officers of LG&E and KU who were serving as such at December 31, 2005, as required, in all capacities in which they served LG&E, KU, E.ON U.S. or its subsidiaries during 2003, 2004 and 2005:

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation
						Awards	Payouts
		Salary	Bonus	Other Annual		Restricted Stock	Securities Underlying	LTIP	All Other
Name and				Comp.		Awards	Options/SAR	Payouts	Compensation
Principal Position	Year	($)	($)	($)		($)	(#) (1)	($) (2)	($)

Victor A. Staffieri	2005	700,164	674,985	38,011		—	16,372	0	950,900	(3)
Chairman of the Board,	2004	673,236	728,159	31,572		—	24,778	0	941,069	(4)
President and Chief Executive Officer	2003	648,902	741,340	39,461		—	25,282	0	902,945	(5)

John R. McCall	2005	425,401	288,677	15,020		—	5,684	0	47,642	(3)
Executive Vice President,	2004	408,949	296,015	9,365		—	8,600	0	670,532	(4)
General Counsel and	2003	389,475	313,933	198,681	(6)	—	8,671	0	47,529	(5)
Corporate Secretary

S. Bradford Rives	2005	345,301	223,962	9,429		—	3,691	0	48,312	(3)
Chief Financial Officer	2004	332,001	230,355	7,293		—	5,586	0	517,626	(4)
	2003	305,495	243,607	6,880		—	5,345	0	423,923	(5)

Paul W. Thompson	2005	322,303	215,490	7,702		—	3,445	0	21,801	(3)
Senior Vice President -	2004	286,258	209,048	8,273		—	4,697	0	435,220	(4)
Energy Services	2003	260,071	187,526	7,232		—	4,792	0	10,151	(5)

Chris Hermann	2005	273,004	177,068	9,830		—	2,188	0	25,228	(3)
Senior Vice President -	2004	262,412	179,732	7,891		—	3,311	0	416,884	(4)
Energy Delivery	2003	252,928	166,267	4,905		—	3,378	0	22,463	(5)

(1)                                  Amounts for all years reflect E.ON SAR Plan grants.

(2)                                  No regular payouts were made under the Long-Term Plan during years 2005, 2004 or 2003 as the three-year performance periods had not yet been completed.

(3)                                  Includes employer contributions to 401(k) plan, nonqualified thrift plan, employer paid life insurance premiums, vacation sell back and retention payments in 2005 as follows: Mr. Staffieri $6,300, $36,550, $16,380, $0 and $891,670, respectively; Mr. McCall $6,300, $13,036, $23,398, $4,908 and $0,  respectively; Mr. Rives $6,300, $40,970, $1,042, $0 and $0, respectively; Mr. Thompson, $4,883, $11,157, $2,430, $3,331 and $0, respectively; and Mr. Hermann, $6,300, $7,408, $7,320, $4,200 and $0, respectively. The retention payments above are discussed in the “Compensation Report” and “Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions”.

(4)                                  Includes retention payments in 2004 as follows: Mr. Staffieri, $872,032; Mr. McCall, $613,425; Mr. Rives, $498,000;
Mr. Thompson, $418,747; and Mr. Hermann, $393,615, respectively.

(5)                                  Includes retention payments in 2003 as follows: Mr. Staffieri, $837,375; Mr. McCall, $0; Mr. Rives, $403,556; Mr. Thompson, $0; and Mr. Hermann, $0, respectively.

(6)                                  Includes overseas compensation or tax payments in 2003 of $178,445.

OPTION/SAR GRANTS TABLE

Option/SAR Grants in 2005 Fiscal Year

The following table contains information at December 31, 2005, with respect to grants of E.ON AG stock appreciation rights (“SAR’s”) to the named executive officers:

	Individual Grants				Potential
	Number of Securities Underlying Options/SAR’s Granted	Percent of Total Options/SAR’s Granted to Employees in	Exercise Or Base Price ($ /	Expiration	Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term
Name	(#) (1)	Fiscal Year (2)	Share)	Date	0%($)	5% ($)	10%($)

Victor A. Staffieri	16,372	38.8%	88.27	12/31/2011	0	588,324	1,371,045
John R. McCall	5,684	13.5%	88.27	12/31/2011	0	204,253	475,997
S. Bradford Rives	3,691	8.7%	88.27	12/31/2011	0	132,635	309,096
Paul W. Thompson	3,445	8.2%	88.27	12/31/2011	0	123,795	288,496
Chris Hermann	2,188	5.2%	88.27	12/31/2011	0	78,625	183,230

(1)

E.ON SAR’s were awarded with an exercise price at issuance equal to the average XETRA closing quotations for E.ON stock during the December prior to issuance. The SAR’s are exercisable over a seven-year period from their issuance date, assuming satisfaction of an included initial two-year vesting and performance criteria period.

(2)	Represents percentage grants to E.ON U.S., LG&E and KU officers only.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

Aggregated Option/SAR Exercises in 2005 Fiscal Year

And FY-End Option/SAR Values

The following table sets forth information with respect to the named executive officers concerning the value of E.ON SAR's exercised during 2005 and of unexercised E.ON SAR’s held by them as of December 31, 2005:

Name	Shares Acquired On Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SAR’s at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options/SAR’s at FY-End ($) Exercisable/Unexercisable

Victor A. Staffieri	25,282	599,233	0 / 41,150	0 / 1,286,048
John R. McCall	8,671	228,164	0 / 14,284	0 / 446,388
S. Bradford Rives	5,345	126,687	0 / 9,277	0 / 289,930
Paul W. Thompson	7,396	157,147	0 / 8,142	0 / 249,009
Chris Hermann	5,826	109,839	0 / 5,499	0 / 171,854

(1)	Amounts shown are E.ON SAR’s exercised. Under the E.ON SAR Plan no actual shares of E.ON are acquired.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

Long-Term Incentive Plan Awards in 2005 Fiscal Year

The following table provides information concerning awards of performance units made in fiscal year 2005 to the named executive officers under the Long-Term Plan.

	Number of Shares, Units or Other	Performance or Other Period Until Maturation	Estimated Future Payouts under Non-Stock Price Based Plans (number of units)
Name	Rights	Or Payout	Threshold(#)	Target(#)	Maximum(#)

Victor A. Staffieri	918,964	12/31/2007	459,482	918,964	1,378,446
John R. McCall	319,050	12/31/2007	159,525	319,050	478,575
S. Bradford Rives	207,180	12/31/2007	103,590	207,180	310,770
Paul W. Thompson	193,380	12/31/2007	96,690	193,380	290,070
Chris Hermann	122,850	12/31/2007	61,425	122,850	184,275

Each performance unit awarded under the Long-Term Plan represented the right to receive an amount payable in cash on the date of payout. The amount of the payout is determined by company performance over a three-year cycle. For awards made in 2005, the Long-Term Plan awards were intended to reward executives on a three-year rolling basis dependent upon the achievement of a value-added target by E.ON U.S.

Pension Plans

The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under E.ON U.S.’s qualified defined benefit pension plans, as well as non-qualified supplemental pension plans that provide benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations for qualified plan benefits, based on the compensation that is covered under the plan and years of service with E.ON U.S. and its predecessors and subsidiaries:

2005 PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30 or more

$100,000	$41,512	$41,512	$41,512	$41,512
$200,000	$105,512	$105,512	$105,512	$105,512
$300,000	$169,512	$169,512	$169,512	$169,512
$400,000	$233,512	$233,512	$233,512	$233,512
$500,000	$297,512	$297,512	$297,512	$297,512
$600,000	$361,512	$361,512	$361,512	$361,512
$700,000	$425,512	$425,512	$425,512	$425,512
$800,000	$489,512	$489,512	$489,512	$489,512
$900,000	$553,512	$553,512	$553,512	$553,512
$1,000,000	$617,512	$617,512	$617,512	$617,512
$1,100,000	$681,512	$681,512	$681,512	$681,512
$1,200,000	$745,512	$745,512	$745,512	$745,512
$1,300,000	$809,512	$809,512	$809,512	$809,512
$1,400,000	$873,512	$873,512	$873,512	$873,512
$1,500,000	$937,512	$937,512	$937,512	$937,512
$1,600,000	$1,001,512	$1,001,512	$1,001,512	$1,001,512
$1,700,000	$1,065,512	$1,065,512	$1,065,512	$1,065,512
$1,800,000	$1,129,512	$1,129,512	$1,129,512	$1,129,512
$1,900,000	$1,193,512	$1,193,512	$1,193,512	$1,193,512

A participant’s remuneration covered by the Retirement Income Plan (the “Retirement Income Plan”) is his or her average base salary and short-term incentive payment (as reported in the Summary Compensation Table) for the five calendar plan years during the last ten years of the participant’s career for which such average is the highest. The years of service for each named executive employed by E.ON U.S. at December 31, 2005 were as follows:  13 years for Mr. Staffieri; 11 years for Mr. McCall; 22 years for Mr. Rives; 14 years for Mr. Thompson; and 35 years for Mr. Hermann. Benefits shown are computed as a straight life single annuity beginning at age 65.

Current Federal law prohibits paying benefits under the Retirement Income Plan in excess of $165,000 per year. Officers of E.ON U.S., LG&E and KU with at least one year of service with any company are eligible to participate in LG&E Energy’s Supplemental Executive Retirement Plan (the “Supplemental Executive Retirement Plan”), which is an unfunded supplemental plan that is not subject to the $165,000 limit. Presently, participants in the Supplemental Executive Retirement Plan consist of all of the eligible officers of E.ON U.S., LG&E and KU. This plan provides generally for retirement benefits equal to 64% of average current earnings during the highest 36 consecutive months prior to retirement, reduced by Social Security benefits, by amounts received under the Retirement Income Plan and by benefits from other employers. As with all other officers, Mr. Staffieri participates in the Supplemental Executive Retirement Plan described above.

Estimated annual benefits to be received under the Retirement Income Plan and the Supplemental Executive Retirement Plan upon normal retirement at age 65 and after deduction of Social Security benefits will be $860,577 for Mr. Staffieri; $398,253 for Mr. McCall; $327,169 for Mr. Rives; $280,971 for Mr. Thompson; and $246,952 for Mr. Hermann.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

ARRANGEMENTS AND CHANGE IN CONTROL PROVISIONS

In connection with the E.ON-Powergen merger, Messrs. Staffieri and McCall entered into amendments to their employment and severance agreements and Mr. Staffieri entered into a further amendment in early 2004. The original agreements, effective upon the LG&E Energy-Powergen merger for two year terms, contained change in control provisions and the benefits described below. Pursuant to the amended agreements, Mr. Staffieri received certain retention payments during 2003, 2004 and 2005 described in the Compensation Report and the Summary Compensation Table.

Under the terms of his revised employment and severance agreement, Mr. Staffieri was entitled to additional retentions payment of $800,570, plus interest, on each of July 1, 2004 and January 1, 2005 (the two year and thirty month anniversaries, respectively, of the E.ON-Powergen merger), which was initially to be credited into a deferred compensation account and which was then payable in a lump sum in cash. If during the term of his agreement, which is automatically extended for subsequent one year terms unless terminated upon 90 days notice, and within twenty four months following a change in control, Mr. Staffieri’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. Staffieri shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable. If during the term of his agreement but prior to a change in control, Mr. Staffieri’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. Staffieri will be entitled an amount equal to two times the sum of (a) his annual base salary and (b) target annual bonus.

Under the terms of his revised employment and severance agreement, on July 1, 2004, Mr. McCall received a lump sum cash payment equal to his annual salary plus target annual bonus. If during the term of his agreement, which is automatically extended for subsequent one year terms unless terminated upon 90 days notice, and within twenty four months following a change in control or within forty-eight months of the E.ON-Powergen merger, Mr. McCall’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. McCall shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable.

During 2002, in connection with the E.ON-Powergen merger, Messrs. Thompson, Rives and Hermann entered into new retention agreements under which these officers were entitled to a payment equal to the sum of (1) their annual base salary and (2) their annual bonus or “target” award, in the event of their continued employment through the second anniversary of the E.ON-Powergen merger. During 2001, Messrs. Thompson, Rives and Hermann also entered into change of control agreements with terms of 24 months, with automatic one year renewals if not terminated, which provide that, in the event of termination of employment for reasons other than cause, disability or death, or for good reason within the 24 months following a change in control, these officers shall be entitled to a severance amount equal to 2.99 times the sum of (1) their annual base salary and (2) their bonus or “target” award paid or payable.

Pursuant to the employment and change in control agreements, payments may be made to executives which would equal or exceed an amount which would constitute a nondeductible payment pursuant to Section 280G of the Internal Revenue Code, if any. Additionally, executives receive continuation of certain welfare benefits and payments in respect of accrued but unused vacation days and for out-placement assistance. A change in control encompasses certain merger and acquisition events, changes in board membership and acquisitions of voting securities.

EQUITY COMPENSATION PLAN INFORMATION

The executive officers of LG&E and KU do not participate in any compensation plans under which equity securities of LG&E, KU or any affiliate are authorized for issuance.

Report on 2005 Audit Committee Matters

The Boards of Directors, consisting of five members, performed the functions of an audit committee (“Audit Committee”). The Audit Committee is governed by a charter adopted by the Boards of Directors, which sets forth the responsibilities of the Audit Committee members. The Audit Committee held six meetings during 2005.

The financial statements of Louisville Gas and Electric Company and of Kentucky Utilities Company are prepared by management, which is responsible for their objectivity and integrity. With respect to the financial statements for the calendar year ended December 31, 2005, the Audit Committee reviewed and discussed the audited financial statements and the quality of the financial reporting with management and the independent registered public accounting firm. It also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, and received and discussed with the independent registered public accounting firm the matters in the written disclosures required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Boards of Directors the inclusion of the audited financial statements in Louisville Gas and Electric Company’s and Kentucky Utilities Company’s Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

The following information on independent audit fees and services is being provided in compliance with the Securities and Exchange Commission rules on auditor independence.

1.               PricewaterhouseCoopers LLP fees for the periods ended December 31, 2005 and December 31, 2004 are as follows:

	LG&E		KU
	2005	2004	2005	2004
AUDIT FEES
Audit Fees	$200,000	$188,333	$200,000	$188,333
Internal Controls		16,667		16,667
Comfort Letter Procedures	37,565	—	81,160	34,360
TOTAL AUDIT FEES	237,565	205,000	281,160	239,360

AUDIT RELATED FEES
Pension Plan Audits	1,042	36,667	1,023	36,667
Compliance Related Software	12,400	—	12,393	—
TOTAL AUDIT RELATED FEES	13,442	36,667	13,416	36,667

TAX FEES
Sales Tax Services	—	11,200	—	4,480
TOTAL TAX FEES	—	11,200	—	4,480

ALL OTHER FEES
Assorted Fees	—	405	—	405
TOTAL ALL OTHER FEES	—	405	—	405

2.               The Audit Committee considered whether the independent registered public accounting firm’s provision of non-audit services is compatible with maintaining the registered public accounting firm’s independence.

3.               The Audit Committee has been advised by PricewaterhouseCoopers LLP that hours expended on the audit engagement were entirely performed by PricewaterhouseCoopers’ personnel.

This report has been provided by the Board of Directors performing the functions of the Audit Committee.

Victor A. Staffieri, Chairman

John R. McCall

S. Bradford Rives

Paul W. Thompson

Chris Hermann

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

LG&E and KU have in place procedures to assist their directors and officers in complying with Section 16(a) of the Exchange Act of 1934, which includes assisting the director or officer in preparing forms for filing. Based upon information provided to LG&E and KU by individual directors and officers, LG&E and KU believe that in respect of the year ended December 31, 2005, all filing requirements have been complied with.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Under LG&E’s By-laws, shareholders intending to nominate a director for election at, or otherwise bring business before, the annual meeting must provide advance written notice. In general, such notice must be received by the Secretary of LG&E (a) not less than 90 days prior to the meeting date or (b) if the meeting date is not publicly announced more than 100 days prior to the meeting, by the tenth day following such announcement. Under KU’s By-laws, shareholders intending to nominate a director for election at, or otherwise bring business before, the annual meeting must provide advance written notice. In general, such notice must be received by the Secretary of KU (a) not less than 60 days prior to the meeting date or (b) if the meeting date is not publicly announced more than 70 days prior to the meeting, by the tenth day following such announcement.

To be proper, written notice must generally include (a) the name and address of the shareholder and of each nominee, (b) a representation that the shareholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy, (c) a description of all arrangements between the shareholder and each nominee, (d) such other information regarding each nominee as would be required to be included in a proxy statement under the Securities and Exchange Commission rules had the nominee been nominated by the Board and (e) the consent of the each nominee to serve if elected. LG&E shareholder proponents must also include the class and number of shares beneficially owned by the proponent. Proposals not properly submitted will be considered untimely.

SHAREHOLDER COMMUNICATIONS

Shareholders can communicate with the Boards by submitting a letter or writing addressed to a director care of:  John R. McCall, Secretary, Louisville Gas and Electric Company/Kentucky Utilities Company, P.O. Box 32010, 220 West Main Street, Louisville, KY 40232. The Secretary may initially review communications with directors and transmit a summary to the directors, but has discretion to exclude from transmittal any communications that are commercial advertisements or other forms of solicitation or individual service or billing complaints (although all communications are available to the directors upon request). The Secretary will forward to the directors any communications raising substantial issues.

We encourage all directors to attend our annual meeting. Three of our five directors were in attendance at the LG&E and KU annual meeting in 2005.

APPENDIX A

LOUISVILLE GAS AND ELECTRIC COMPANY

AND

KENTUCKY UTILITIES COMPANY

AUDIT COMMITTEE CHARTER

(Revised and Approved January 20, 2006)

Mission Statement

The Audit Committee (the “Committee”) is a Committee, respectively, of the Boards of Directors (each, separately, the “Board”) of Louisville Gas and Electric Company and of Kentucky Utilities Company (each, separately, the “Company”). Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the integrity and internal controls over the Company’s financial reporting process, and other systems of internal controls which management and the Board of Directors have established; the independence and performance of the Independent Registered Public Accounting Firm (independent accountant) and the Audit Services function; and the process for monitoring compliance with the Code of Business Conduct and the Code of Ethics for the Chief Executive Officer (CEO) and Senior Financial Officers. Although operating as a combined Committee, actions of the Committee related to an individual Company only are applicable to such Company only, as appropriate.

Composition

The Committee will be composed of at least three members of the Board of Directors who shall serve at the pleasure of the Board. At least one member of the Committee shall be designated as a financial expert. In the event that the Board of Directors does not appoint a Committee, the functions of the Committee shall be performed by the Board of Directors or its members.

Audit Committee members will be appointed by the Board of Directors. One of the members will be designated as the Committee’s Chairman. The Chairman will preside over the Committee meetings and report Committee actions to the Board of Directors.

Meetings

The Committee will meet on a regular basis, but not less than quarterly, and will call special meetings as circumstances require. It will meet privately, as necessary, with the Director of Audit Services and the independent accountant in separate executive sessions to discuss any matters that the Committee, the Director of Audit Services, or the independent accountant believe should be discussed privately. The Committee may ask members of management or others to attend meetings and provide pertinent information, as necessary.

Responsibilities

1.               Provide an open avenue of communication between the internal auditors, the independent accountant, and the Board of Directors.

2.               Review and update, where appropriate, the Committee’s charter annually.

3.               Recommend to the Board of Directors on an annual basis the independent accountant to be nominated, approve the compensation of the independent accountant, and review and approve the discharge of the independent accountant. The independent accountant is ultimately responsible to the Board of Directors and the Audit Committee.

4.               Pre-approve the audit and non-audit services performed by the independent accountant as prescribed under the Sarbanes-Oxley Act of 2002, and related regulations of the Securities and Exchange Commission.

5.               Review and concur in the appointment, replacement, reassignment or dismissal of the Director of Audit Services.

6.               Require the independent accountant to submit to the Committee on a periodic basis a formal written statement regarding independence of such independent accountant and all facts and circumstances relevant thereto; discuss with the independent accountant its independence; confirm and assure the independence of the Audit Services Department and the independent accountant, including a review of management consulting services and related fees provided by the independent accountant; and recommend to the Board of Directors actions necessary to ensure independence of the Audit Services Department and the independent accountant. Ascertain that the lead audit partner for the independent accountant(s) serves in that capacity for no more than five years. In addition, ascertain that any partner other than the lead or concurring partner serves no more than seven years at the partner level on the Company’s audit.

7.               Monitor the Company’s practices relative to the hiring of current or former employees of the independent accountant.

8.               Inquire of management, the Director of Audit Services, and the independent accountant about significant risks or exposures, assess the steps management has taken to minimize such risk to the Company, and periodically review compliance with such steps.

9.               Approve the annual audit plan, ensuring provisions are made for the monitoring of the independent accountant’s services as required by the Audit Committee Pre-Approval Policy, and review the three-year plan of the internal auditing function. Review the independent accountant’s proposed audit plan, including coordination with Audit Services’ annual audit plan.

10.         Review with the Director of Audit Services and the independent accountant the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

11.         Consider with management and the independent accountant the rationale for employing audit firms other than the principal independent accountant.

12.         Consider and review with the independent accountant and the Director of Audit Services:

a.               The adequacy of the Company’s internal controls, including computerized information system controls and security;

b.              Any related significant issues identified by the independent accountant and Audit Services, together with management’s responses thereto;

c.               Material written communications between the independent accountant and management, such as any management letter or schedule of unadjusted audit differences; and

d.              Significant deficiencies and/or material weaknesses in the internal controls over financial reporting identified during the process of management’s assessment of such internal controls or by the independent accountant in their testing of management’s assessment to determine the proper disposition of deficiencies and/or weaknesses identified.

13.         Review with management and the independent accountant at the completion of the annual 10Qs and 10K audits:

a.               The Company’s annual financial statements and related footnotes;

b.              The independent accountant’s audit of the financial statements and the report thereon;

c.               The independent accountant’s judgement about the quality and appropriateness of the Company’s accounting principals as applied to its financial reporting;

d.              Any significant changes required in the independent accountant’s audit plan and scope;

e.               Any serious difficulties or disputes with management encountered during the course of the audit; and

f.                 Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

14.         Review with management such appropriate notices or reports as may be required to be filed on behalf of the Committee with the regulatory authorities, exchanges or included in the Company’s proxy materials or otherwise, pursuant to law or exchange regulations. Review with management and the independent accountant the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, if any.

15.         Consider and review with management and the Director of Audit Services:

a.               Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information;

b.              Any significant changes required in their audit plan;

c.               Any significant audit findings and management’s responses thereto;

d.              The Audit Services Department budget, staffing, and staff qualifications;

e.               The Audit Services Department charter; and

f.                 Audit Services’ compliance with the Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing.

16.         Provide oversight of the Company’s Code of Business Conduct, Code of Ethics for the CEO and Senior Financial Officers, and anti-fraud programs. The Committee’s oversight role includes:

a.               Periodic review, reassessment, and approval of the Company’s Code of Business Conduct and Code of Ethics for the CEO and Senior Financial Officers;

b.              A review, with the Director of Audit Services, of the results of the annual Code of Business Conduct questionnaire;

c.               Creation, maintenance, and review of procedures for:

i.                                          Receipt, retention, and treatment of complaints received by the Company through the employee helpline, whistleblower process, or any other means regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization;

ii.                                       Confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

iii.                                    Review of any complaints received for appropriate, timely follow-up and resolution by management.

17.   Review the results of any audits of officers’ expense reimbursements, perquisites, and officer use of corporate assets by Audit Services or the independent accountant. As considered necessary by the Committee, review policies and procedures governing these areas.

18.   Review legal and regulatory matters that may have a material impact on the financial statements, related Company compliance policies and programs, and reports received from regulators.

19.   Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

20.   Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities, and retain independent counsel, accountants or others to assist it in the conduct of any investigation.

21.   Conduct a periodic review of the Committee’s effectiveness and performance.

22.   Assume such other duties and considerations as may be delegated to the Committee by the Board of Directors, or required of the Committee upon the request of the Board of Directors from time to time pursuant to a duly adopted resolution of the Board of Directors.